Exhibit 99.2

Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

This press release does not constitute an offer to the public or a solicitation of an offer to buy any of these securities within the United States. The Offer described herein will only be opened once declared to be compliant by the French Autorité des marches financiers.

FILING OF A DRAFT TENDER OFFER TARGETING the shares of

initiated by

Casino, Guichard-Perrachon SA

presented by

PRess release related to the FILING OF A DRAFT TENDER OFFER of CASINO GUICHARD-PERRACHON

offer PRICE: an amount in euros equivalent to U.S. $5.50 per ordinary shares

Tendering shareholders will receive an amount in euros per tendered ordinary share equivalent to U.S. $5.50 per ordinary share, calculated by using the WM/Reuters index spot exchange rate for euros per U.S. $ at 5:00 p.m. (Paris time) on the business day following the closing of the offer, rounded down to the nearest thousandth euro, provided that the global amount paid under each tender order will be rounded down to the nearest lesser euro cent.

Offer period:

The timetable of the offer will be set out by the Autorité des marchés financiers (the French Market Authority (“AMF”)) pursuant to the AMF General Regulations

This press release relative to the tender offer, the draft of which was filed with the AMF on December 6, 2016, has been prepared by Casino Guichard-Perrachon and published in accordance with Article 231-16 of the AMF General Regulations.

This Offer and the draft information memorandum remain subject to the AMF’s review

Copies of the draft information memorandum are available on the websites of the AMF (www.amf-france.org) and of Casino Guichard-Perrachon S.A. (http://www.groupe-casino.fr) and may be obtained free of charge from:

Casino, Guichard-Perrachon S.A. 1 Cours Antoine Guichard – 42000 Saint-Étienne, France	JPMorgan, Chase Bank, N.A. 14 place Vendôme - 75001 Paris France

Pursuant to Article 231-28 of the AMF General Regulations, information relating in particular to the legal, financial and accounting characteristics of Casino Guichard-Perrachon S.A. will be filed with the AMF and made available to the public no later than on the day preceding the opening of the Offer.

Translation for information purposes only. In case of discrepancy between the French and the English version, the French version shall prevail.

PRESENTATION OF THE OFFER

Pursuant to Title III of Book II and more specifically Article 233-1 1° of the AMF General Regulations, Casino, Guichard-Perrachon S.A.[1], a société anonyme with a share capital of 171,319,066.38 euros, having its registered office located at 1, Cours Antoine Guichard – 42000 Saint-Etienne (France), registered to the Register of Commerce and Companies of Saint-Etienne under registration number 554 501 171, whose shares are admitted to trading on the regulated market of Euronext Paris (the “Offeror” or “ Casino”), is making an irrevocable offer to the shareholders of Cnova N.V., a public limited liability company incorporated under the laws of the Netherlands, with as at the date of the Draft Offer Document an aggregate issued and outstanding share capital of 42,670,639.90 euros, having its registered office located Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands, and registered with the Netherlands Trade Register under number 60776676 (“Cnova” or the “Company”), whose shares are admitted to trading on the regulated market of Euronext in Paris (“Euronext Paris”) under ISIN code NL0010949392, mnemonic “CNV” and on the NASDAQ Global Select Market (“NASDAQ”), ticker “CNV,” to purchase any and all of their ordinary shares, each having a nominal value of EUR 0.05 (the ordinary shares of Cnova being referred as to “Shares”) on the terms and conditions set forth below, at a price in euros equivalent to U.S. $5.50 per ordinary share, net to the seller in cash, calculated by using the WM/Reuters index spot exchange rate for euros per U.S. dollar at 5:00 p.m. (Paris time) on the business day following the closing of the offer, rounded down to the nearest thousandth euro; it being specified, that the global amount paid under each tender order will be rounded down to the nearest lesser euro cent[2] (hereinafter referred to as the “Offer,” and, together with Casino’s separate, concurrent offer to purchase Shares in the United States of America from persons resident therein at a price of U.S. $5.50 per Share, the “Offers”).

If, following the completion of the Offers, Casino and its affiliated companies own 95% or more of the issued and outstanding ordinary share capital (geplaatst en uitstaand gewoon kapitaal) of Cnova, then Casino, acting on its own or with its affiliated companies, would have the right, but not the obligation, to initiate, within three months following completion of the Offers, a buy-out procedure (uitkoopprocedure in accordance with Article 2:92a or 2:201a of the Dutch Civil Code (which is referred to herein as a “Statutory Buy-Out”) and/or a takeover buy-out procedure in accordance with Article 2:359c of the Dutch Civil Code (which is referred to herein as a “Takeover Buy-Out” and, together with the Statutory Buy-Out, as a “Buy Out”) in order to acquire the Shares not tendered in the Offers and not held by Casino and its affiliated companies or Cnova at an equitable price that will be determined by the competent Dutch court.

This fair price per Share will typically be equal to the consideration per Share offered in the Offers (if this price has been considered fair by the independent expert) unless there would be financial, business or other developments or circumstances that would justify a different price (including a reduction resulting from the payment of dividends or a higher price) in accordance with, respectively, Article 2:92a, paragraph 5 or 2:201a, paragraph 5 or Article 2:359c, paragraph 6 of the Dutch Civil Code. Similarly, if, following the completion of the Offers, Casino and its group companies own 95% or more of the issued and outstanding ordinary share capital (geplaatst en uitstaand gewoon kapitaal) of Cnova and 95% or more of the voting interests in Cnova, any minority shareholder would have the right, but not the obligation, to institute a court procedure pursuant to Article 2:359d of the Dutch Civil Code to require Casino to purchase its Shares against a fair price to be determined by the competent Dutch court, as described above. A minority shareholder would have to file such claim with the competent Dutch court within three months after the end of the acceptance period of the Offers.

[1] Casino is the ultimate holding company of the Casino group, a food distribution global actor, whose shares are listed on Euronext Paris under the number ISIN FR0000125585, indirectly controlled by Jean-Charles Naouri, who is also Chairman and Chief Executive Officer of Casino.

[2] This exchange rate is more precisely defined in section 2.4

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Translation for information purposes only. In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer is made in the context of the reorganization, completed on October 31, 2016 (the “Reorganization Date”) between Cnova Comércio Eletrônico S.A., a Brazilian private corporation (sociedade anônima), which is referred to herein as “Cnova Brazil” until now subsidiary of Cnova, and Via Varejo S.A., a Brazilian corporation (sociedade anônima), which is referred to herein as “Via Varejo”, CBD subsidiary as contemplated by the Reorganization Agreement whose main terms are defined in Section 1.3 of the Draft Offer Document (the “Reorganization” and, together with the Offers, the “Transactions”).

Although the Offer is technically open to all holders of Shares, subject to section 2.8, including the RS, (as described hereinafter in section 1.3.4), i.e. 344,507,048 Shares, the Offer will not be accepted by the Offeror and the following subsidiaries under the Offeror’s exclusive control, namely (i) Companhia Brasileira de Distribuição a sociedade anônima organized under the laws of Brazil, headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luiz Antônio, 3142, Brazil, registered with the CNPJ/MF under number 47.508.411/0001-56 (“CBD”), which has agreed not to tender the Shares which it directly or indirectly holds into the Offer, and (ii) Almacenes Exito S.A., Almacenes Exito S.A., a company organized under the laws of Colombia, which is headquartered at Envigado, Antiogia, Colombia registered with the Trade Office under number 890900608-9 (“Exito”) which has indicated that it does not intend to tender the Shares it directly holds into the Offer. The Offeror undertakes that it will not, and the Offeror will take all necessary measures to enforce its contractual and social rights in order to make sure that CBD and Exito to not, tender the Shares directly or indirectly held by such holders into the Offer. Taking into account the foregoing undertaking, the Offer will, as a practical matter, target only ordinary shares owned (directly or indirectly) by shareholders other than Casino, Exito and CBD.

The Offer does not target the following Cnova securities, which are not Shares:

-	314,940,097 special voting shares owned by a foundation (stichting) under Dutch law named Stichting Cnova Special Voting Shares (the “Voting Foundation”) described in Section 1.2 below, and which cannot be transferred, under the terms governing the Voting Foundation and the provisions of the special voting shares themselves, to any person other than Cnova; and

-	97,174,855 special voting shares and the 96,790,798 Distribution Preferred Shares acquired by Cnova within the Reorganization and with a view to having them cancelled.

To the knowledge of the Offeror, there is no capital security or any other financial instrument or right which give or may give access, immediately or in the future, to the share capital or voting rights of the Company, except the Shares (including the restricted stock (the “RS”)), the special voting shares described in Section 1.2 below, the deferred stock units (the “DSU”) described in Section 1.3.4 below and the Distribution Preferred Shares defined in Section 1.3 of the Draft Offer Document and under cancelation.

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Translation for information purposes only. In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer does not target DSUs as they are not currently transferable but targets, if applicable, a maximum number of 172,389 Shares that could be issued to the holders of DSUs governed by the Sous Plan Qualifié Français (as defined in section 1.3.4), in case of death of their beneficiary. The Offer also targets all of the RS (which are Shares subject to transfer restrictions as described in section 1.3.4 hereinafter), among which only two-thirds are transferrable during the Offer period. Apart from those Shares and RS, no new shares can be issued pursuant to the DSU and the Omnibus Incentive Plan (as defined below) before November 19, 2018. The terms and conditions for the issuance of Shares under the Sous Plan Qualifié Français and the transferability of the RS are described in section 1.3.4 below.

The Offer concerns a maximum number of 35,742,321 Shares, consisting of (i) the 344,507,048 existing Shares (including the RS), less (ii) the 308,937,116 Shares held by the Offeror and its controlled subsidiaries with which it is acting in concert (meaning CBD and Exito), plus (iii) the 172,389 Shares arising, as the case may be, from the DSU, governed by the “Sous-Plan Qualifié Français”.

JPMorgan Chase Bank, N.A. through its Parisian branch (“J.P. Morgan”), as the presenting bank for the Offer, acting on behalf of the Offeror, filed the Draft Offer Document with the AMF on December 6, 2016. Pursuant to the provisions of Article 231-13 of the AMF General Regulations, J.P. Morgan guarantees the content and the irrevocable nature of the undertakings given by the Offeror in connection with the Offer.

Casino is also making a concurrent, separate offer to purchase any and all Shares held by persons resident in the United States (“U.S. Holders”) at a price of U.S. $5.50 per Share to all holders of Shares resident in the United States of America (the '' U.S. Offer ''). U.S. Holders may only tender their Shares to the U.S. Offer.

The U.S. Offer is made in the United States, where the NASDAQ is located, principal trading market of the Shares. Pursuant to requirements of U.S. law, the U.S. Offer must remain open for at least 20 business days, the offer is centralized and any U.S. Holder is permitted to withdraw Shares previously tendered until expiration of the U.S. Offer. So that shareholders are treated equally in the U.S. Offer and the Offer (which is required by U.S. regulations), by way of derogation from articles 233-1 1° and following of the General Regulation of the AMF and as explained in more details in part II below, the Offer (i) will last 22 trading days, (ii) be centralized by Euronext Paris and (iii) the sale orders will be revocable at any time until the last day of the Offer.

Holders of Shares who are not resident in France or in the United States may tender their Shares in the Offer as long as the laws and regulations applicable to such holders authorize them to do so and under their responsibility.

1.1.	Context of the Offer

Shareholders of Cnova should refer to the draft offer document filed on December 6, 2016 by Casino with the AMF (the “Draft Offer Document”) for any details on the context and reasons for the transaction, and notably the significant events that led to the signing of the Reorganization Agreement (as defined in the Draft Offer Document), as well as on the tax regime applicable to the Offer.

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Translation for information purposes only. In case of discrepancy between the French and the English version, the French version shall prevail.

1.2.	Capital and voting rights of Cnova repartition

In connection with its initial public offering in November 2014, Cnova has implemented a special voting structure (the “Double Voting Right Structure”) that allowed a limited number of founding shareholders (including Casino, CBD, Via Varejo, Exito and holding companies controlled by certain current and former managers of Cnova Brazil, collectively, the “Founding Shareholders”) to receive a second voting right for the Shares held by them at the time of the IPO so long as such Shares remaining registered in their name in a securities register maintained by Cnova (the “Qualifying Shares”). For this purpose, Stichting Cnova Special Voting Shares (the “Voting Foundation”), was been incorporated to serve as a voting depository. Cnova issued to the benefit of the Voting Foundation (without consideration) a number of special voting shares (each bearing a voting right but effectively no right to dividend) equal to the number of Qualifying Shares. Symmetrically, the Voting Foundation has issued special voting depositary receipts (the “Depositary Receipts”) to each Founding Shareholder in respect of the special voting shares held by the Voting Foundation. Thus, each Founding Shareholder received a number of Depositary Receipts equal to the number of Qualifying Shares it held. The Depositary Receipts entitle the relevant Founding Shareholders to obtain, before each meeting of Cnova shareholders, a voting proxy from the voting depositary that permits the Founding Shareholders to vote the special voting shares represented by their Depositary Reciepts at such general meeting (in person or by proxy), or to instruct the Voting Foundation to vote such special voting shares at the meeting on behalf of the Founding Shareholder, in each case, pursuant to the relevant terms of the Double Voting Right Structure. Founding Shareholders who decide to sell all or part of their Qualifying Shares or to deregister them (in order to have them registered in a clearing system for instance) lose the Depositary Receipts corresponding to such Qualifying Shares and the underlying special voting shares held by the Voting Foundation are transferred without consideration to Cnova. Only in limited cases, such as the transfer of Qualifying Shares by a Founding Shareholder to a transferee at least 90%-controlled by it, can the transferee receive Depositary Receipts with respect to the transferred Qualifying Shares, subject to certain relevant terms of the Double Voting Right Structure. Further, shares acquired by Founding Shareholders do not entitle them to receive new Depositary Receipts except in the case of shares subscribed as part of a capital increase—in which case Cnova would issue new special voting shares to the Voting Foundation. Except under the limited circumstances described above, the Founding Shareholders cannot dispose of their Depositary Receipts and the Voting Foundation cannot dispose of its special voting shares except when it transfers them to Cnova. There is special voting depositary receipts in respect of special voting shares held by Cnova itself.

As a result of the Reorganization, the Depositary Receipts held by Via Varejo were cancelled and the Voting Foundation transferred 96,790,798 special voting shares to Cnova for no consideration. At the Cnova EGM on October 27, 2016, Cnova shareholders resolved to cancel the 96,760,798 special voting shares. The cancellation should take effect on or around January 4, 2017.

As of the date of the Draft Offer Document, 314,940,097 special voting shares in the capital of Cnova are issued and outstanding, all being owned by the Voting Foundation, in respect of which the Voting Foundation has issued 314,940,097 special voting depositary receipts to the persons shown below.

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Translation for information purposes only. In case of discrepancy between the French and the English version, the French version shall prevail.

The following table presents, to the knowledge of the Offeror, as of the date hereof the capital and voting rights of the Company following the completion of the Reorganization.

Shareholders	Number of Shares	% of Share Capital	Number of Special Voting Depositary Receipts	Number of Special Voting Shares	% of Voting Rights
Casino, Guichard-Perrachon	190,974,069	55.4340%	190,974,069	0	57.9194%
Almacenes Exito S.A.[3]	659,383	0.1914%	659,383	0	0.2000%
Companhia Brasileira de Distribuicao Netherlands Holding B.V.[4]	117,303,664	34.0497%	117,303,664	0	35.5764%
SUB- TOTAL CASINO GROUP	308,937,116	89.6751%	308,937,116		93.6958%
Euris S.A.[5]	2,500,000	0.7257%	0	0	0.3791%
Board members	147,767[6]	0.0004%	0	0	0.0224%
Other holders of bearer shares	26,535,127	7.7023%	0	0	4.0224%
SUB-TOTAL FREE FLOAT	29,182,894	8.4709%	0	0	4.4254%
QE Participações Ltda.	6,002,981	1.7425%	6,002,981	0	1.8206%
Other registered shareholders	384,057	0.1115%	0	0	0.0582%
SUB-TOTAL REGISTERED SHAREHOLDERS	6,387,038	1.8540%	6,002,981		1.8788%
Stichting Cnova Special Voting Shares	0	0%	0	314 940 097	0%
TOTAL	344,507,048	100%	314,940,097	314,940,097	100%
For information purposes: Treasury shares being canceled [7]	96,790,798			97,174,855

[3] Exito is a subsidiary of Casino on which Casino has exclusive control. Exito has informed Casino that it will not tender its shares to the Offer.

[4] Companhia Brasileira of Distribuicao Netherlands Holding B.V. is a holding company wholly owned by Companhia Brasileira de Distribuicao (CBD), a subsidiary of Casino on which Casino has exclusive control directly and via Exito. CBD has undertaken not to tender its shares to the Offer.

[5] Being specified that Mr Jean-Charles Naouri controls Casino notably through a company, Euris, that indirectly controls Casino, and has indicated its intention to tender its shares to the Offer.

[6] Of which 122 200 Shares and 25 567 RS.

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Translation for information purposes only. In case of discrepancy between the French and the English version, the French version shall prevail.

Subject to the Shares held by Cnova within the Reorganization and being cancelled, Casino and its subsidiaries Exito and CBD, as well as the holding company Euris, a French simplified joint-stock company (société par actions simplifiée) with a capital of € 164,806, whose registered office is at 83, rue du Faubourg Saint-Honoré in Paris (75008), registered with the Paris Trade and Companies Register under number 348,847,062 ( "Euris" which indirectly controls Casino) and Mr. Jean-Charles Naouri (Chairman and CEO of Casino), did not acquire directly or indirectly any Share during the 12 months preceding the filing of the Offer on December 6, 2016, and had neither entered into an agreement nor acquired an instrument enabling them to acquire Cnova shares at their sole discretion.

1.3.	Intentions of the Offeror for the coming twelve months

1.3.1.    Strategic rationale and future activity

As required by Cnova Transaction Committee during its review of the projected Reorganization, Casino, as the controlling shareholder of Cnova, decided to launch the Offers after completion of the Reorganization.

On May 11, 2016, after deliberation, Casino board unanimously approved, the Reorganization and, under the provisions of Article L. 225-38 of the Commercial Code, unanimously authorizes the launch of a public tender offer on the Shares held by Cnova’s minority shareholders at a price of U.S. $5.50 per Share, subject to the fulfilment of the conditions precedent set out in the Casino-Cnova Undertakings Letter (as described in section 1.3 of the Draft Offer Document) which have been fully performed since.

Intentions and motives of the Offeror regarding the Reorganization

In the context of the appreciation of the Reorganization prior to the Offers Casino believed that the Reorganization would generate operational and financial efficiencies at both Cnova and Via Varejo that will put each company, by combining their respective resources, in stronger operational and competitive positions. The Offers will not generate synergies independently from the Reorganization. The synergies taken into account by Casino in its consideration of the Reorganization which were determined with the assistance of a third-party strategic advisor, reflect an estimate of all synergies between Via Varejo and Cnova Brazil that are achievable within three years following consummation of the Reorganization. Those synergies reflect both potential cost decreases resulting from integration and consolidation of Via Varejo and Cnova Brazil operations and sales increases resulting from the implementation of a full multi-channel strategy, which accrue to the benefit of Via Varejo.

Regarding Cnova, which will continue its activity through its subsidiary Cdiscount in France, Casino believes that the Transactions will result in an increase of the value of its investment in the Company by, among other things, allowing it to focus on the French market, better performing than the Brazilian market, simplify its governance structure and reducing related administrative burdens, and increase the ability of its management to execute effectively its future strategic plans.

[7] 97,174,855 special voting shares and 96,790,798 Distributing Preferred Shares held by Cnova as a result of the Reorganization for the sole purpose of being canceled. This cancellation is expected to take place around January 4, 2017.

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Translation for information purposes only. In case of discrepancy between the French and the English version, the French version shall prevail.

Casino believes that the Transactions will, among other things, maximize the value of its investment in Via Varejo by, among other things, enabling Via Varejo to realize greater economies of scale, increasing Via Varejo’s purchasing and negotiating power with respect to third-party suppliers and contractors, generating operational synergies from the integration of Cnova Brazil’s eCommerce retail and delivery operations into Via Varejo’s existing and expansive Brazilian operating footprint, generating multi-channel advertising and marketing opportunities and permitting Via Varejo to market its existing products on Cnova Brazil’s eCommerce platform on more favorable terms.

Intentions and motives of the Offeror about the Offers

As a controlling shareholder of Cnova, Casino’s primary purpose in supporting the Transactions, and in committing to launch the Offers pursuant to its Undertakings Letter towards Cnova, is to maximize the value of its investment in Cnova and to offer an opportunity for an immediate liquidity to Cnova’s minority shareholders that do not wish to remain shareholders of the Company now that the transfer of Cnova Brazil to Via Varejo has been completed, at a price that would be considered fair by the Cnova Transaction Committee.

Additionally, Casino believes that the Offer is in the interest of Cnova’s minority shareholders. The Offer Price offered by Casino in the Offer reflects:

-	a premium of 80.6% over the closing price for Shares on Euronext Paris on April 27, 2016, the trading day immediately prior to first public reports regarding the Reorganization, which is referred to herein as the “Unaffected Cnova Share Price”; and

-	a premium of 73.1% over the closing price for Shares on Euronext Paris on May 11, 2016, the day immediately preceding the announcement of entry into a non-binding memorandum of understanding with respect to the Reorganization and to the announcement of a tender offer;

-	a premium of 100.5% over the volume-weighted average of the last 60 stock exchange prices on Euronext Paris before May 12, 2016, the day immediately preceding announcement of entry into a non-binding memorandum of understanding with respect to the Transactions.

1.3.2.	Composition of the Cnova’s Board

Following completion of the Reorganization, Mr. Esterman, the current CEO of Via Varejo and formerly the Chairman of the Cnova Board, resigned from his positions on the Cnova Board. The Cnova’s Board is now composed as follows:

-	Antoine Giscard d’Estaing (appointed Chairman on November 17, 2016)

-	Didier Lévêque, Vice Chairman

-	Ronaldo Iabrudi dos Santos Pereira, Vice Chairman

-	Eleazar de Carvalho Filho

-	Silvio J. Genesini

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Translation for information purposes only. In case of discrepancy between the French and the English version, the French version shall prevail.

-	Bernard Oppetit

-	Arnaud Strasser

-	Emmanuel Grenier

-	Yves Desjacques

Casino and its subsidiary CBD intend to nominate, during the next General Meeting, convened for January 13, 2017, a representative of CBD, Mr Christophe José Hidalgo, as a board member, in accordance with the Casino-CBD Commitment Letter, so that the commitments under this letter in terms of governance are respected. On the occasion of this general meeting, Mr Didier Lévêque will resign from his functions as board member.

1.3.3.	Intentions regarding employment and management

The Offeror considers that a key element of the success of Cnova is preserving and developing the talent and intellectual capital of Cnova’s personnel. In this context, the Offeror does not have any plan to modify Cnova’s current strategy regarding staffing, having specified that the employees of Cnova Brazil have been transferred to Via Varejo as part of the Reorganization.

The Offer will not have impact significantly employment at the level of Cnova group.

1.3.4.	Situation of LTI beneficiaries

Cnova has adopted an incentive plan call “Long Term Incentive Plan” under which Cnova has issued DSUs and Casino has issued some “Stocks Appreciation Rights” (“SAR”)[8] (the “Omnibus Incentive Plan”) to give the Company a competitive advantage in attracting, retaining and motivating selected directors, officers, employees and consultants of Cnova and its subsidiaries and affiliates, and to provide incentives for future performance of services directly linked to shareholder value. Cnova also adopted, in relation to the issuance of DSUs, a qualified sub-plan of the Cnova NV 2014 Omnibus Incentive Plan for the benefit of certain French beneficiaries (the "Sous-Plan Qualifié Français").

With regards of the DSU no Share will be issued during the Offer, except in the event of the death of a French recipient, in which case the Shares underlying the DSU may be transferred to the heirs of the deceased person who may transfer them. The DSU cannot be transferred by its recipients.

It is recalled that the SARs do not give a right to the issuance of Shares of the Company but to the payment, at the vesting date (November 2018) and under certain conditions, to an amount in cash.

Due to the Reorganization, Via Varejo has issued to the benefit of three beneficiaries transferred to Via Varejo, in replacement of their DSU, options to subscribe shares for an equivalent value as to the August 8, 2016 value. For those same beneficiaries, Cnova has adjusted the terms of the SAR in order to provide equivalent value in Via Varejo units to the SARs benefitting such individuals as of August 8, 2016 (assuming a Cnova share value of U.S. $5.00, identical to the value used in the Reorganization Agreement, for purposes of the SAR adjustment).

[8] The SAR are borne by Casino, but in accordance with the IFRS, their cost is recorded as an expense in the Cnova financial statements.

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Translation for information purposes only. In case of discrepancy between the French and the English version, the French version shall prevail.

At the exception of those particular cases, the Offers will not impact the DSU, RSU and SAR held by the current employees of Cnova and former employees of Cnova. However, if the Offers are followed by a Squeeze-Out, or a delisting of the Shares, or a material decrease in liquidity of Shares, the Cnova’s Board will contemplate adjustments to the DSU and RSU plans in order to take into account the resulting illiquidity.

In addition, under the Cnova NV 2014 Omnibus Incentive Plan, the Cnova Board approved on October 30 2014, the allocation of 25,567 Shares to certain of its board members, which are, until the end of an acquisition period, subject to transfer restrictions, the RS. Of the RS initially issued, 8,523 have not yet been definitively acquired by their beneficiaries and, therefore, not transferable by the end of the Offer period. Nevertheless, the Offer targets all the RS.

1.3.5.	Dividend distribution policy

Since its incorporation, Cnova has never paid any dividend. The distribution policy will be examined subsequently, in relation notably to Cnova’s results, its financial capacity for such distribution and its financing needs in view of its development plans.

1.3.6.    Perspective regarding possible merger

Casino does not intend to merge with Cnova but reserves its right to support as a shareholder any restructuring transaction affecting Cnova.

1.3.7.    Liquidity

The purchase of Shares by Casino pursuant to the Offers will reduce the number of shareholders, as well as the number of Shares trading publicly. As a result, the liquidity and market value of the Shares that were not tendered into the Offer may be adversely affected. Casino does not intend to compensate such adverse effect by, for example, setting up a liquidity mechanism for the Shares that are not tendered.

1.3.8.    Squeeze-out (retrait obligatoire)

If, following the completion of the Offers, Casino and its affiliated companies (including CBD and Exito) own 95% or more of the issued and outstanding ordinary share capital (geplaatst en uitstaand gewoon kapitaal) of Cnova, then Casino, acting on its own or with its group companies (including CBD and Exito), would have the right, but not the obligation, to initiate a Buy-Out procedure (uitkoopprocedure) in accordance with Article 2:92a or 2:201a of the Dutch Civil Code and/or a Takeover Buy-Out procedure in accordance with Article 2:359c of the Dutch Civil Code, in order to acquire the remaining Shares not tendered in the Offers and not held by Casino and its group companies or Cnova. In such procedure, should it happen, the competent Dutch court will determine the fair price to be paid for the Shares of any remaining minority shareholders of Cnova. This fair price per share will typically be equal to the consideration per share offered in the Offers (if this price has been considered fair by the independent expert) unless there would be financial, business or other developments or circumstances that would justify a different price (including a reduction resulting from the payment of dividends or a higher price) in accordance with, respectively, Article 2:92a, paragraph 5 or 2:201a, paragraph 5 or Article 2:359c, paragraph 6 of the Dutch Civil Code. Similarly, if, following the completion of the Offers, Casino and its group companies own 95% or more of the issued and outstanding ordinary share capital (geplaatst en uitstaand gewoon kapitaal) of Cnova and 95% or more of the voting interests in Cnova, any minority shareholder would have the right, but not the obligation, to institute a court procedure pursuant to Article 2:359d of the Dutch Civil Code to require Casino to purchase its Shares against a fair price to be determined by the competent Dutch court, as described above. A minority shareholder would have to file such claim with the competent Dutch court within three months after the end of the acceptance period of the Offers.

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Translation for information purposes only. In case of discrepancy between the French and the English version, the French version shall prevail.

1.3.9.    Delisting following a Buy-Out

Euronext Paris would have to be informed in advance of the Statutory Buy-Out procedure before the Enterprise Courts in order to determine the practical date on which the delisting would occur (as Euronext Paris is mainly used to the automatic delisting procedure after a Statutory Buy-Out regulated by French laws and AMF regulations).

Once the judgement has been rendered, Euronext would issue a market notice informing the market of the delisting (radiation) date. This date would correspond to the date when the Shares owned by minority shareholders will be transferred to Casino as a result of the judgement of the Enterprise Court.

The notice would inform shareholders and custodians about (i) the technicalities of the Statutory Buy-Out, (ii) the indemnification paid to the shareholders, (iii) the technicalities of the payment and (iv) who will be the custodian of the indemnification for unidentified shareholders.

1.3.10.  Delisting aside from a Statutory Buy-Out

It is reminded that, pursuant to Articles 6905/1 et seq. of the Euronext Harmonized Market Rules, Euronext Paris may cancel the securities admitted to its markets at the issuer's written request stating the reasons for its request. Euronext Paris is only able to accept such a request if the liquidity of the shares is greatly reduced at the end of the Offer and the delisting is not contrary to the interest of the market and comply with the Euronext market rules. Euronext Paris could thus decide not to proceed with the delisting of shares as requested by an issuer if such a delisting should prejudice the fair, orderly and efficient functioning of the market. Euronext Paris may also make a delisting of the securities subject to any additional conditions it deems appropriate.

Furthermore, in the event that it would not be in a position to implement the Statutory Buy-Out, the Offeror reserves the right to ask Euronext Paris for the delisting of the Shares of the Euronext Paris market. Such delisting could take place under the conditions set out in Article P. 1.4.2 of Livre II of the Euronext Market Rules following a takeover bid performed under normal rules if (i) Casino held, alone or in concert, at least 90% of the Company's voting rights at the date of the delisting request, (ii) the total amount traded on the Shares in the 12 last months preceding the application for Delisting represented less than 0.5% of the Company's market capitalization, (iii) the application for delisting was filed after 180 days (calendar) had elapsed since the takeover bid made pursuant to the normal procedure preceding this Offer, (iv) Casino pledged, for a period of 3 months from the closing of the takeover bid made in accordance with the normal procedure, to acquire at a price equal to the tender price the Shares held by minority shareholders who would not have tendered to the offer, (V) Casino pledged for a transitional period of an annual financial period following the year in which the delisting of the Company took effect to publish all increasing or decreasing of the threshold of 95% of the share capital or voting rights of the Company and not to propose directly or indirectly to the agenda of a general meeting of shareholders of the Company to modify its corporate form to become a société par actions simplifiée.

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Translation for information purposes only. In case of discrepancy between the French and the English version, the French version shall prevail.

1.4.	Agreements which could have a material impact on the valuation or outcome of the Offer

Pursuant to the CBD Support Letter, CBD committed not to tender its Shares into the Offer.

In exchange, in the Casino-CBD Commitment Letter, Casino has made certain commitments to ensure CBD’s representation in Cnova’s governance and to facilitate Cnova’s liquidity, in particular through a market operation, which are described in section 1.3 of the Draft Offer Document.

Furthermore, the Offeror is not party to and is not aware of any other agreement that may affect the valuation or the outcome of the Offer.

2.	TERMS AND FEATURES OF THE OFFER

2.1.	Features of the Offer

Pursuant to the provisions of Article 231-13 of the AMF General Regulations, J.P. Morgan, in its capacity as presenting bank acting on behalf of the Offeror, filed the Offer on December 6, 2016 in the form of a simplified tender offer (offre publique d’achat simplifiée) for the Shares, as set forth in the Draft Offer Document submitted to the AMF. J.P. Morgan guarantees the content and the irrevocable nature of the undertakings given by the Offeror under the Offer in accordance with the provisions of Article 231-13 of the AMF General Regulations.

The Offer and the Draft Offer Document remain subject to review by the AMF.

A notice of filing will be published on the AMF website (www.amf-france.org). In accordance with Article 231-16 of the AMF General Regulations, a press release presenting the key elements of the Draft Offer Document will be released on December 6, 2016. The Draft Offer Document is also available on the AMF website (www.amf-france.org).

The AMF will publish on its website (www.amf-france.org) a clearance decision (déclaration de conformité) relating to the Offer after ensuring that the Offer complies with the applicable legal and regulatory provisions. In accordance with such clearance decision, the AMF automatically issues the visa on the offer document.

In accordance with Article 231-28 of the AMF General Regulations, the offer document, with the visa of the AMF, and the other information relating to the legal, financial and accounting characteristics of the Offeror will be made available upon request to the public for free from the Offeror and J.P. Morgan, no later than the day preceding the opening of the Offer. These documents will also be available on the AMF website (www.amf-france.org) and on the Offeror’s.

Pursuant to Articles 231-27 and 231-28 of the AMF General Regulations, a press release specifying practical arrangements for obtaining these documents will be published, in accordance with the provisions of Article 221-4 IV of the AMF General Regulations.

Prior to the opening of the Offer, the AMF and Euronext Paris will each publish an opening notice (avis d’ouverture) and a notice announcing the timetable and the terms and conditions of the Offer.

The Shares tendered to the Offer must be freely transferable and free of all liens, pledges or all other security or encumbrance restricting the free transfer of their ownership. The Offeror reserves the right to disregard any Shares tendered in the Offer which do not meet this condition.

In accordance with article 233-2, second paragraph, of the AMF General Regulation and in order to align the terms of the Offer with those of the U.S. Offer, the Offer will be centralized by Euronext Paris.

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Translation for information purposes only. In case of discrepancy between the French and the English version, the French version shall prevail.

The shareholders of Cnova whose Shares are registered on accounts held by financial intermediaries (credit institutions, investment companies, etc.) and who wish to tender their Shares in the Offer must give to their respective financial intermediary a sale order in the usual form no later than on the expiration of the Offer.

The Company’s shareholders whose Shares are held in registered form in the Company’s registrar must previously request their conversion to the bearer form and register their shares in financial intermediary books. They shall give to their respective financial intermediary a sale order to tender their shares, as described above.

The sale orders to the Offer may be revoked at any time and up to and including, on the day of the closing of the Offer.

The features mentioned above are subject to the restrictions provided in section 2.8. below.

Each financial intermediary must, on the date indicated in the notice of Euronext Paris, transfer to Euronext Paris the Shares for which they have received a tender order to the Offer. After receipt by Euronext Paris of all orders to tender to the Offer under the conditions described above, Euronext Paris will centralize all these orders and determine the result of the Offer.

No commission will be paid by the Offeror to the financial intermediaries through whom the shareholders tender their Shares in the Offer. The brokerage fees (including commissions and related VAT) related to these acts will be entirely borne by the shareholders tendering their Shares to the Offer.

The AMF will announce the definitive result of the Offer no later than nine (9) trading days after the closing of the Offer and Euronext Paris will indicate in a notice the date and terms of delivery of shares and settlement of capital.

No interest will be payable for the period from the contribution of the shares to the Offer until the settlement-delivery date of the Offer.

Shareholders’ attention is drawn to the fact that tendering shareholders will remain exposed to EUR/U.S. $ exchange rate fluctuations until 5:00 p.m. (Paris time) on the business day following the closing of this Offer (the time at which the euro / U.S. dollar rate for purposes of converting the offer price from dollars to euros will be fixed). Consequently, the exact amount in euros to be received by tendering shareholders upon the settlement of the Offer will not be known prior to such time nor, importantly, at the time a tendering shareholder decides to tender his or her shares into the Offer. On the settlement date, Casino will credit Euronext Paris with funds corresponding to the settlement of the Offer. On that date, the shares tendered to the Offer and all rights attached thereto will be transferred to the Casino. Euronext Paris will make the cash settlement to the intermediaries through which the shares have been tendered to the Offer as of the settlement date.

On the settlement date, the Company will credit Euronext Paris with funds corresponding to the settlement of the Offer. On that date, the Shares tendered to the Offer and all rights attached thereto will be transferred to the Offeror. Euronext Paris will make the cash settlement to the intermediaries through which the Shares have been tendered to the Offer as of the settlement date.

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Translation for information purposes only. In case of discrepancy between the French and the English version, the French version shall prevail.
2.2.	Conditions to which the offer is subject

The Offer is not subject to any condition, in particular for obtaining an authorization under merger control or any other regulatory provision.

2.3.	Number et nature of the shares targeted by the Offer

In accordance with article 231-6 the AMF General Regulations, although the Offer is technically open to all holders of Shares, including the RS, subject to the reservations included in section 2.8, i.e. 344,507,048 Shares, the Offer will not be accepted by the Offeror and its subsidiaries CBD and Exito with which it is acting in concert, will not tender their Shares to the Offer and Casino will take the necessary measures to promote its contractual and statutory rights so that CBD and Exito will not tender their Shares to the Offer. Therefore, the Offer will only target in practice the Shares other than those held (directly and indirectly) by Casino, CBD and Exito as described below.

As of December 6, 2016, Casino directly owns 190,974,069 Shares representing 55.43% of the total outstanding Shares. With its subsidiary CBD, which has committed not to tender its shares and its subsidiary Exito which has expressed its intention not to tender its Shares to the Offer and for which Casino, as the parent company having exclusive control over those companies will take the necessary measures to promote its contractual and statutory rights to ensure that they will not tender their Shares to the Offer, Casino owns 308,937,116 Shares representing 89.68% of the Shares of the Company which are not targeted by the Offer.

Euris holds 2,500,000 Shares of Cnova acquired on its initial public offering and on the market and in any cases more than twelve months prior to the current filing date. Euris has informed the Offeror that it will tender its shares in the Offer prior to the expiration thereof. The Offer tenders these Shares as described below.

As indicated in the preamble, the Offer is not targeting the special voting shares which are not transferable expect to Cnova under certain circumstances. The Offer does not target the 96,790,798 Distribution Preferred Shares nor the 97,174,855 special voting shares held by Cnova since the Reorganization which are currently being cancelled.

To the Offeror’s knowledge, there is no security giving or providing access, immediately or in the future, to the share capital or to the voting rights of the Company, excluding Shares (including RS which are particularly described in section 1.3.4 of this press release), special voting shares, DSU and the Distribution Preferred Share, described in Section 1.2 of the Draft Offer Document, which are currently cancelled.

The Offer does not target the DSU as long as they are not transferable, but targets, as the case may be, a maximum number of 172,389 Shares issuable to beneficiaries of DSU governed by the Sous-Plan Qualifié Français in the event of death of their beneficiaries. The Offer targets all the RS. Aside of these 172,389 possible additional Shares, no new Shares may be issued under the DSU and the Omnibus Incentive Plan (as defined above) before November 19, 2018.

Thus, the Offer relates to a maximum number of 35,742,321 Shares, consisting of (i) the 344,507,048 existing Shares (including the RS), less (ii) the 308,937,116 Shares held by the Offeror and its controlled subsidiaries with which it is acting in concert (meaning CBD and Exito), plus (iii) the 172,389 Shares arising, as the case may be, from the DSU, governed by the “Sous-Plan Qualifié Français”.

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Translation for information purposes only. In case of discrepancy between the French and the English version, the French version shall prevail.

2.4.	Terms of the Offer

The Shareholders of Cnova can tender their Shares to the Offer under the conditions described in below.

The Offeror is irrevocably offering to purchase any and all Shares from holders that, pursuant to local laws and regulations applicable to such holders at a price in euros equivalent to U.S. $5.50 per Share, net to the seller in cash, calculated by using the WM/Reuters index spot exchange rate for euros per U.S. $ at 5:00 p.m. (Paris time) on the business day following the closing of the offer, rounded down to the nearest thousandth euro; provided, that the global amount paid under each tender order will be rounded down to the nearest lesser euro cent. The Offer is made without prejudice to the restriction provided in section 3.1 above and does not target the Shares held by any subsidiary of the Offeror under its control, namely, CBD and Exito, which will not tender the Shares they hold into the Offer.

2.5.	Provisional timetable for the Offer

Before the opening of the Offer, the AMF and Euronext Paris will publish notices announcing the opening date and the timetable of the Offer. This timetable below is indicative:

[December 6, 2016

Filing of the draft offer document with the AMF, available to the public and posted on the AMF website (www.amf-france.org)

Filing of the draft reply document (projet de note d’information en réponse) with the AMF, including the opinion of the Board of Directors and the report of the independent expert

[December 6], 2016	Circulation of the press release regarding the filing of the draft offer document and the draft reply document [Note WGM: timing of the press release to be discussed]
[December 22], 2016	Issuance by the AMF of a statement of compliance (déclaration de conformité) constituting approval (visa) of the offer document (note d’information) and of the reply document
[December 22], 2016	Publication of the offer and reply documents in accordance with Article 231-27 of the AMF General Regulations
[December 23], 2016

Filing by CASINO with the AMF of the document “other information relating to the characteristics, including legal, financial and accounting ones” of CASINO

Filing by Cnova with the AMF of the document “other information relating to the characteristics, including legal, financial and accounting ones” of Cnova

[December 23], 2016	Publication of the documents “other information relating to the characteristics, including legal, financial and accounting one” of Casino and Cnova, in accordance with the article 231-28 the AMF General Regulations
[December 27], 2016	Opening of the Offer
[January 13, 2017]	Cnova’s shareholders’ meeting informing the shareholders about the Offer
[January 25], 2017	Closing of the Offer
[January 26, 2017	Setting up of the euro/dollar exchange rate and announcement of the final price in euros.
[January 31], 2017	Publication by the AMF of a notice announcing the final results of the Offer
[February 2] 2017	Settlement of the Offer by Euronext Paris

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Translation for information purposes only. In case of discrepancy between the French and the English version, the French version shall prevail.
2.6.	Extension of the Offer period

In accordance with Article 231-32 of the AMF General Regulations, opening, closing and results of the Offer will be published by the AMF. During the Offer period, the AMF may postpone the closing date and shall have sole jurisdiction in this regard.

The Offeror reserves the right to ask the AMF, as the case may be, the extension of the closing date in order to make it be aligned with the U.S. Offer closing date if the U.S. Offer is extended.

2.7.	Financing of the Offer

2.7.1.	Expenses of the Offers

The total cost incurred by the Offeror in connection with the Offers, including, in particular, the fees and other costs of the external financial, legal and accounting advisers and of any experts and any other experts or consultants, as well as communication costs, including the amount of costs relating to the financing of the transaction, is estimated to be approximately EUR 7.6 million (excluding tax).

2.7.2.	Cost and financing of the Offers

The cost in connection with the Offer (excluding expenses) in the event all of the Shares not already held by Casino would be tendered, is estimated to a maximum of U.S. $196,582,765.50, i.e. a maximum 184,290,583.58 euros at the indicative 1.0667 EUR/U.S. $ exchange rate on December 2, 2016.

Payments due by the Offeror in connection with the Offer will be made out of its own resources.

2.8.	Restrictions relating to the Offer outside France

The Offer is transmitted to the public exclusively in France.

The Draft Offer Document is not intended to be distributed in any country other than France.

Generally, the circulation, publication, dissemination, dispatch, or distribution of the Draft Offer Document and any other materials relating to this Offer and the making of the Offer may, in some jurisdictions, be restricted by law. This Offer is not being made, directly or indirectly, in, and may not be accepted from within, any jurisdiction in which the making of this Offer or the acceptance thereof would not be in compliance with the laws of that jurisdiction or would require Offeror to make a public offer in any jurisdiction other than France, or the United States in connection with the separate U.S. Offer. Offeror has not sought and will not seek any regulatory approval of any securities exchange authority or similar regulatory authorities (other than competition and anti-trust authorities) outside France and the United States in connection with the French and U.S. Offer, respectively. Persons who come into possession of the Draft Offer Document should inform themselves of and comply with any applicable legal restrictions. Any failure to comply with such restrictions may constitute a violation of the securities laws of that jurisdiction. Offeror does not assume any responsibility for any violation by any person of any applicable legal restrictions.

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Translation for information purposes only. In case of discrepancy between the French and the English version, the French version shall prevail.

The circulation, publication, dissemination, dispatch or distribution of the Draft Offer Document and the information contained herein, as well as the Offer itself, is subject to specific restrictions in the United States of America, in accordance with the legislation in force in such jurisdiction:

The Draft Offer Document does not constitute an extension of the Offer to the United States. The Offer is not being made, directly or indirectly, in or into the United States. Neither the Draft Offer Document, nor any other materials relating to the Offer may be circulated, published, disseminated, dispatched or distributed in or into the United States, by the use of the mails or any means or instrumentality of interstate commerce (including post, electronic mail, facsimile transmission, telex and telephone) or any facility of a United States national securities exchange or inter-dealer quotation system, and the Offer may not be accepted by the use of any such means or instrumentality, in or from within the United States.

Accordingly, no copies of the Draft Offer Document or any other materials relating to the Offer may be mailed or otherwise circulated, published, disseminated, dispatched of distributed in or into or from within the United States or, in their capacities as such, to custodians, trustees or nominees holding Securities on behalf of persons in the United States, and persons receiving any such documents (including custodians, nominees and trustees) may not circulate, publish, disseminate, dispatch, or distribute them in, into or from within the United States, and doing so will render invalid any relevant purported tendering of Securities in the Offer.

The U.S. Offer is being filed in the United States in parallel to and separately from the Offer and is open to all U.S. Holders, wherever located, pursuant to an offer to purchase and related materials that Offeror intends to file with the US Securities and Exchange Commission (“SEC”) under cover of Schedule TO (the “U.S. Offer Documents”).

Any holder of Shares residing in the United States should read and refer to the U.S. Offer Documents described in the previous paragraph, and not the documents relating to the Offer, in making his or her decision whether to tender his or her Shares in the U.S. Offer.

For the purposes of the foregoing paragraphs, “United States” shall mean the United States of America, its territories and possessions, any State of the Unites States, and the District of Columbia.

2.9.	Tax regime applicable to the Offer

The French tax regime applicable to the Offer is described in section 3.9 of the Draft Offer Document.

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Translation for information purposes only. In case of discrepancy between the French and the English version, the French version shall prevail.

3.      VALUATION CRITERIA FOR THE OFFER summary

Therefore, for illustrative purposes only, the Offer Price of 5.1 euros based on spot foreign exchange rate Euro / USD as of November 10, 2016 of 1.09 is compared to the methods and reference information shown in the table below:

Paris, December 6, 2016

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